FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Resignation of Auditor or Audit Committee Member before the Term of Office
2.	Resignation of Outside Director before the Term of Office

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: March 20, 2008	By:	/s/ NamJu Kim
		Name:	NAM JU KIM
		Title:	Chief Executive Officer

Item 1

Resignation of Auditor or Audit Committee Member before the Term of Office

1.Details of Departing Auditor or Audit Committee Member	Type		Audit Committee Member
	Name		Kim, MoonGyu Kim, YoungGu Park, Sangwoo
	Term of office	From	03/28/2007
		To	03/27/2009
2. Reasons for Resignation			Voluntary Resignation
3. Resignation Date			02/27/2008
4. Auditors or Audit Committee Members after Resignation	Number of Auditors	Standing	0
		Non-Standing	0
	Number of Audit Committee Members	Outside Directors	0
		Non-Outside Directors	0
5. Applicability of Large-scale Corporation			Kosdaq listed company

6. Others

-   Resignation Date refers to the submission date of the Resignation

-   Auditors or Audit Committee Members includes the newly appointed audit committee member at the Annual General Shareholders’ Meeting on March 28th 2008.

Item 2

Resignation of Outside Director before the Term of Office

1.Details of Departing Outside Director	Name		Kim, MoonGyu Kim, YoungGu Park, Sangwoo
	Term of office	From	03/28/2007
		To	03/27/2009
2. Reasons for Resignation			Voluntary Resignation
3. Resignation Date			02/27/2008
4. Outside Directors after Resignation	Total Number of Directors(No)		2
	Number of Outside Directors (No)		0
	Ratio of Outside Directors (%)		0
5. Applicability of Large-scale Corporation			Kosdaq listed company

6. Others

- Resignation Date refers to the submission date of the Resignation

- Outside Directors includes the newly appointed outside director at the Annual General Shareholders’ Meeting on March 28th 2008.